Exhibit 99.1

Wang & Lee Group Announces Pricing of $12.0 Million Registered Direct Offering

Hong Kong, March 24, 2025 (GLOBE NEWSWIRE) — Wang & Lee Group, Inc. (Nasdaq: WLGS), a multinational leader in sustainable infrastructure and resource development, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 3,529,400 ordinary shares at a purchase price of $3.40 per ordinary share, together with Series A warrants to purchase up to 3,529,400 ordinary shares at an exercise price of $3.40 per ordinary share and Series B warrant. The Series A warrants may be exercised on an alternative basis pursuant to which the holder may pay $0.0001 per warrant in exchange for 0.5 times the number of ordinary shares they would receive upon a standard exercise. The Company is also issuing Series B warrants with an initial exercise price of $0.0001 per ordinary share to purchase up to a number of ordinary shares equal to the Maximum Eligibility Number, as will be determined on the Reset Date (each as defined in the Series B Warrant), subject to the $0.95 floor price per share. The Series A warrants will be exercisable upon issuance and will have a term of five years from the date of issuance. The Series B Warrants will be exercisable three trading days after issuance and shall remain exercisable until exercised in full. The total number of securities to be issued is subject to adjustment as described in more detail in the Report on Form 6-K to be filed in connection with the registered direct offering.

Maxim Group LLC is acting as the sole placement agent for the offering.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $12,000,000 before deducting the placement agent’s fees and other estimated offering expenses payable by the Company. The offering is expected to close on or about March 24, 2025, subject to the satisfaction of customary closing conditions.

The ordinary shares, Series A Warrants and Series B warrants are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-281859), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2025. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the securities offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Wang & Lee Group, Inc.

WANG & LEE GROUP, Inc. is a Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. It is also able to provide design and contracting services to all trades in the construction industry. Their clients range from small startups to large companies.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

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WANG & LEE GROUP, Inc.: https://www.wangnleegroup.com/

Email: ir@wangleegroup.com